UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Oxbridge Re Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G6856M106

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

SPENCER FELDMAN, ESQ.

KENNETH A. SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PORTUGAL, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,835
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 282,835
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the undersigned (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Activist Investing and Custodian Ventures will no longer be members of the Section 13(d) group and shall cease to be Reporting Persons immediately effective as of the filing of this Amendment No. 2 to the Schedule 13D. Mr. Lazar will remain the only Reporting Person with respect to the Shares of the Issuer.

Items 2(b), (c) and (f) are hereby amended and restated as follows:

(b) The principal business address of Mr. Lazar is Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates.

(c) Mr. Lazar is a private investor.

(f) Mr. Lazar is a citizen of Portugal and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Lazar, including Shares held in an IRA Account in Mr. Lazar’s name, which Mr. Lazar is deemed to beneficially own, were purchased with personal funds in the open market. The aggregate purchase price of the 282,835 Shares, including the 18,000 Shares held in an IRA Account, directly beneficially owned by Mr. Lazar is approximately $848,505, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person has undertaken the sales reported in this Amendment No. 2 to the Schedule 13D to effectuate a rebalancing of the Reporting Person’s portfolio. The Reporting Person intends to remain a large shareholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,781,587 Shares outstanding, as of May 12, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

(a)	As of the close of business on June 9, 2022, Mr. Lazar directly beneficially owned 282,835 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 282,835
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 282,835
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lazar during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of June 9, 2022, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2022

/s/ David E. Lazar
David E. Lazar

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Ordinary Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

DAVID E. LAZAR

Sale of Ordinary Shares	(67,500)	5.3860[1]	06/07/2022
Sale of Ordinary Shares	(45,000)	4.7251[2]	06/08/2022
Sale of Ordinary Shares	(41,000)	4.0959[3]	06/09/2022

[1]	Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $5.0028 to $5.7000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.
[2]	The price reported represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $4.5500 to $5.1001, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.
[3]	The price reported represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $3.5101 to $4.4750, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

Sch. A-1